Exhibit 5

Osmium Partners, LLC
300 Drakes Landing Road #172
Greenbrace, CA 94904

October 18, 2024

Kirkland's, Inc.
Attn: Amy Sullivan, CEO
5310 Maryland Way
Brentwood, TN 37027

Re: Beyond, Inc. $25 Million Investment in Kirkland's (the "Beyond Financing Proposal")

Dear Amy:

I understand from our conversations that Kirkland's, Inc. (the "Company") plans to enter into a $17 Million Term Loan Credit Agreement, with Beyond, Inc. ("Beyond"), which loan will consist of a $8.5 million loan that is mandatorily convertible into Kirkland's common stock at a price of $1.85 per share upon the approval of Kirkland's shareholders and a $8.5 million loan that is non-convertible. You have also said that the Company plans to enter into a Subscription Agreement pursuant to which Beyond will purchase $8 million of Kirkland's common stock at a price of $1.85 per share for a total of 4,324,324 shares upon the approval of Kirkland's shareholders. Following consummation of the Beyond Financing Proposal, Beyond would own approximately 8,918,918 shares or approximately 40% of Kirkland's outstanding common shares. I realize that your common stock is listed on the Nasdaq Global Select Market, and as such you are subject to the Nasdaq Listing Rules, which, among other things, will require the Company to obtain shareholder approval of this new issuance of common stock since it is in excess of 20% of the Company's currently outstanding common stock.

Please know that Osmium Partners, LLC, and its affiliates are strongly in favor of the Beyond Financing Proposal. Along those lines and in consideration of the work the Company has expended in securing this financing, Osmium Partners, LLC, and its affiliates agree to publicly support the Beyond Financing Proposal and will assist the Company in any way constructive to help the Company obtain the requisite shareholder approval. Specifically, Osmium Partners, LLC, and its affiliates agree that at the upcoming Kirkland's shareholder meeting to cause their shares to be counted as present for the purpose of establishing a quorum. In addition, Osmium Partners, LLC, and its affiliates agree to vote their shares in favor of the Beyond Financing Proposal. You and I understand that there is no obligation on the part of Osmium Partners, LLC, and its affiliates to maintain ownership of our shares of Company stock through any particular date. Notwithstanding the foregoing, you have our commitment to vote any and all of our shares of Company common stock as set forth above to the extent that we still own them.

Amy, congratulations on securing this financing, and we stand ready to help.

Oamium Partners, LLC

By:	/s/ John H. Lewis
Name: John H. Lewis